EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands)

Earnings
Net income	$499,267	$438,349	$462,006	$435,481	$417,406
Add:
Provision for income taxes(a)	216,840	235,834	206,101	196,683	204,061
Fixed charges	1,520,777	1,221,671	989,314	981,306	949,985
Less:
Capitalized interest	(48,038)	(54,097)	(48,390)	(49,679)	(58,274)

Earnings as adjusted (A)	$2,188,846	$1,841,757	$1,609,031	$1,563,791	$1,513,178

Preferred dividend requirements	$5,421	$4,650	$3,826	$3,891	$19,645
Ratio of income before provision for income taxes to net income	143%	154%	145%	145%	149%

Preferred dividend factor on pretax basis	7,752	7,161	5,548	5,642	29,271

Fixed charges
Interest expense	1,469,650	1,164,432	936,517	919,961	866,853
Capitalized interest	48,038	54,097	48,390	49,679	58,274
Interest factor of rents	3,089	3,142	4,407	11,666	24,858

Fixed charges as adjusted (B)	1,520,777	1,221,671	989,314	981,306	949,985

Fixed charges and preferred stock dividends (C)	1,528,529	1,228,832	$994,862	$986,948	$979,256

Ratio of earnings to fixed charges ((A) divided by (B))	1.44x	1.51x	1.63x	1.59x	1.59x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.43x	1.50x	1.62x	1.58x	1.55x

(a)	2003 include income taxes related to cumulative effect of accounting change.

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